Exhibit 10.26

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”) is made and entered into effective as of January 31, 2012 (the “Effective Date”), by and between JoAnn Kintzel (the “Executive”), InfoSpace, Inc. (the “Company”), and 2nd Story Software, Inc. (“2nd Story”).

RECITALS

WHEREAS, the Company desires to employ the Executive as President of 2nd Story, a wholly owned subsidiary of the Company which operates the TaxACT business (the “Operating Unit”);

NOW THEREFORE, in consideration of the foregoing, the mutual covenants contained herein, the employment of the Executive by the Company, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Certain Definitions

(a) “Additional Employee Agreements” means the Employee Noncompetition Agreement between Executive and the Operating Unit dated as of January 5, 2012, and the Confidentiality, Noncompetition and Nonsolicitation Agreement between Executive and TaxACT Holdings, Inc. (formerly 2SS Holdings, Inc.) dated October 23, 2006.

(b) “Base Salary” has the meaning set forth in Section 5(a).

(c) “Board” means the Board of Directors of the Company.

(d) “Cause” means, as determined by the Board in its reasonable discretion: (i) the Executive’s conviction of, or plea of guilty or nolo contendere to, a misdemeanor involving dishonesty, wrongful taking of property, immoral conduct, bribery or extortion or any felony; (ii) willful material misconduct by the Executive in connection with the business of the Company; (iii) the Executive’s continued and willful failure to perform substantially her responsibilities to the Company under this Agreement, after written demand for substantial performance has been given by the Board that specifically identifies how the Executive has not substantially performed her responsibilities; (iv) the Executive’s improper disclosure of confidential information or other material breach of this Agreement, including the Additional Employee Agreements; (v) the Executive’s material fraud or dishonesty against the Company; (vi) the Executive’s willful and material breach of the Company’s written code of conduct and business ethics or other material written policy, procedure or guideline in effect from time to time (provided that the Executive was given access to a copy of such policy, procedure or guideline prior to the alleged breach) relating to personal conduct; or (vii) the Executive’s willful attempt to obstruct or willful failure to cooperate with any investigation authorized by the Board or any governmental or self-regulatory entity. Any determination of Cause by the Company shall be made by a resolution approved by a majority of the members of the Board, provided that, with respect to Section 1(d)(iii), the Board must give the Executive notice and 60 days to cure the substantial nonperformance.

(e) “Change of Control” means the occurrence of any of the following:

(i) any “person” (as defined in Sections 13(d) and 14(d) of the Exchange Act), excluding for this purpose, (A) the Company or any subsidiary of the Company or (B) any employee benefit plan of the Company or any subsidiary of the Company, or any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan that acquires beneficial ownership of voting securities of the Company, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities;

(ii) consummation of a reorganization, merger or consolidation of the Company, in each case, unless, following such transaction, all or substantially all the individuals and entities who were the beneficial owners of outstanding voting securities of the Company immediately prior to such transaction beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the company resulting from such transaction (including, without limitation, a company that, as a result of such transaction, owns the Company or all or substantially all the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such transaction of the outstanding voting securities of the Company;

(iii) any sale or disposition by the Company, in one transaction or a series of related transactions, of all or substantially all the Company’s assets;

(iv) a “Board Change” which, for purposes of this Agreement, shall have occurred if a majority of the seats on the Board are occupied by individuals who were neither (A) nominated by a majority of the Incumbent Directors nor (B) appointed by directors so nominated (“Incumbent Director” means a member of the Board who has been either (1) nominated by a majority of the directors of the Company then in office or (2) appointed by directors so nominated, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board); or

(v) an approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

(f) “Code” means the Internal Revenue Code of 1986, as amended.

(g) “Company Transaction” means a Change of Control or a Significant Operating Unit Transaction.

(h) “Compensation Committee” means the Compensation Committee of the Board.

(i) “Constructive Termination” means the occurrence, on a date that is prior to the two-month period prior to the consummation of a Company Transaction or after the 12-month period following the consummation of a Company Transaction, of any of the following without the Executive’s express prior written consent: (i) a material reduction of or to the Executive’s duties, responsibilities or title (a change in reporting relationship alone does not constitute such a material reduction); (ii) a material reduction by the Company of the Executive’s Base Salary, unless similarly situated executives also experience a reduction; or (iii) a requirement that the Executive relocate her primary work location more than 25 miles from Cedar Rapids, Iowa or from any work location to which the Company transfers the Executive during the course of her employment and to which such transfer the Executive has consented. Notwithstanding the foregoing, a Constructive Termination shall not exist unless (x) the Executive delivers written notice to the Company (the “Constructive Termination Notice”) of the existence of the condition which the Executive believes constitutes a Constructive Termination within 30 days of the initial existence of such condition (which Constructive Termination Notice specifically identifies such condition), (y) the Company fails to remedy such condition within 30 days after the date on which it receives such notice (the “Constructive Termination Cure Period”), and (z) the Executive actually terminates employment within 30 days after the expiration of the Constructive Termination Cure Period.

(j) “Disability” means the Executive’s inability to perform her employment duties to the Company hereunder, with or without reasonable accommodation, for 180 days (in the aggregate) in any one-year period as determined by an independent physician selected by the Company.

(k) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(l) “Good Reason” means the occurrence of any of the following without the Executive’s express prior written consent: (i) a material reduction of or to the Executive’s duties, title, responsibilities or reporting relationship; (ii) a material reduction of the Executive’s Base Salary; (iii) a material reduction of the Executive’s Target Bonus; (iv) a material reduction in the kind or level of employee benefits to which the Executive is entitled that occurs within 12 months following a Company Transaction, unless similarly situated employees also experience a reduction; (v) a requirement that the Executive relocate her primary work location more than 25 miles from Cedar Rapids, Iowa or from any work location to which the Company transfers the Executive during the course of her employment and to which such transfer the Executive has consented; (vi) in connection with a Company Transaction, the failure of the Company to assign this Agreement to a successor to the Company or the failure of a successor to the Company to explicitly assume and agree to be bound by this Agreement in a writing delivered to the Executive; or (vii) a material breach of this Agreement by the Company.

Notwithstanding the foregoing, termination of employment by the Executive will not be for Good Reason unless (x) the Executive delivers written notice to the Company (the “Good Reason Notice”) of the existence of the condition which the Executive believes constitutes Good Reason within 30 days of the initial existence of such condition (which Good Reason Notice specifically identifies such condition), (y) the Company fails to remedy such condition within 30 days after the date on which it receives such notice (the “Good Reason Cure Period”), and (z) the Executive actually terminates employment within 30 days after the expiration of the Good Reason Cure Period.

(m) “Release” means a full release of claims against the Company substantially in the form attached hereto as Exhibit A; provided, however, that notwithstanding the foregoing, such Release is not intended to and will not waive the Executive’s rights: (i) to indemnification pursuant to any applicable provision of the Company’s Bylaws or Certificate of Incorporation, as amended, pursuant to any written indemnification agreement between the Executive and the Company, or pursuant to applicable law; (ii) to vested benefits or payments specifically to be provided to the Executive under this Agreement or any Company employee benefit plans or policies; or (iii) respecting any claims the Executive may have solely by virtue of the Executive’s status as a stockholder of the Company. The Release also shall not include claims that an employee cannot lawfully release through execution of a general release of claims.

(n) “Section 409A” means Section 409A of the Code and the Treasury Regulations and official guidance issued in respect of Section 409A of the Code.

(o) “Significant Operating Unit Transaction” means a merger or consolidation of the Operating Unit with or into any other company, entity or person or a sale or disposition by the Company, in one transaction or a series of related transactions, of all or substantially all the Operating Unit’s assets (a “Transaction”), other than a Transaction with a subsidiary or another corporation or other entity that is controlled by the Company.

(p) “Target Bonus” has the meaning set forth in Section 5(b).

2.	Duties and Scope of Employment

The Company, either directly or through 2nd Story, shall employ the Executive in the position of President of the Operating Unit. The Executive shall report directly to the Chief Executive Officer. The Executive will render such business and professional services in the performance of the Executive’s duties, consistent with the Executive’s position(s) within the Company, as shall be reasonably assigned to the Executive at any time and from time to time by the Chief Executive Officer. Upon termination of the Executive’s employment for any reason, unless otherwise requested by the Chief Executive Officer, the Executive will be deemed to have resigned from all positions held at the Company and its affiliates voluntarily, without any further action by the Executive, as of the end of the Executive’s employment, and the Executive, at the Chief Executive Officer’s request, will execute any documents necessary to reflect her resignation.

3.	Obligations

While employed hereunder, the Executive will perform her duties ethically, faithfully and to the best of the Executive’s ability and in accordance with law and Company policy. The Executive agrees not to actively engage in any other employment, occupation or consulting activity for any direct or indirect remuneration without the express prior written approval of the Company’s Chief Executive Officer; provided, however, that notwithstanding anything to the contrary in the Additional Employee Agreements, the Executive may engage in charitable activities so long as such activities do not materially interfere with the Executive’s responsibilities to the Company.

4.	Agreement Term

Unless earlier terminated as provided herein, the term of this Agreement (the “Agreement Term”) shall be for a period of three years commencing on the Effective Date, and may be extended thereafter upon the written mutual agreement of the Executive and the Company.

5.	Compensation and Benefits

(a) Base Salary. The Company agrees to pay the Executive a base salary (the “Base Salary”) at an annual rate of not less than $200,000, payable in accordance with the regular payroll practices of the Company, but not less frequently than monthly. The Executive’s Base Salary shall be subject to annual review by the Board (or a committee thereof).

(b) Annual Bonus. During the Agreement Term beginning with calendar year 2013, the Executive shall be eligible to participate in the Company’s bonus and other incentive compensation plans and programs for the Company’s senior executives at a level commensurate with her position. The Executive shall have the opportunity to earn an annual target bonus (the “Target Bonus”) measured against criteria to be determined by the Board (or a committee thereof) of at least 50% of Base Salary. The Executive’s bonus arrangements with the Operating Unit for tax year 2011 (calendar year 2012) shall remain unchanged.

(c) Benefits. The Executive and her eligible dependents shall be eligible to participate in the employee benefit plans that are available or that become available to other employees of the Operating Unit, with the adoption or maintenance of such plans to be in the discretion of the Company, subject in each case to the generally applicable terms and conditions of the plan or program in question and to the determination of any committee administering such plan or program. Such benefits shall include participation in the group medical, life, disability, and retirement plans that are made generally available to employees of the Operating Unit, and any supplemental plans available to senior executives of the Company from time to time. The Company reserves the right to change or terminate its employee benefit plans and programs at any time.

(d) Expenses. The Company shall reimburse the Executive for reasonable business expenses incurred by the Executive in the furtherance of or in connection with the performance of the Executive’s duties hereunder, in accordance with the Company’s expense reimbursement policy as in effect from time to time.

(e) Stock Options. On the Effective Date, the Executive shall be granted a non-qualified stock option (the “Option”) to purchase 80,000 shares of the Company’s common stock at an exercise price per share equal to the closing price of the Company’s common stock as reported on the Nasdaq Global Select Market on the date of grant (or, if there is no such reported price on the date of such grant, the closing price on the trading day on the Nasdaq Global Select Market immediately first preceding the date of grant). Subject to the accelerated vesting provisions set forth herein, the Option shall vest as to one-third of the shares subject thereto on the one-year anniversary of the Effective Date and shall vest ratably in six-month increments thereafter over the two-year period commencing on the one-year anniversary of the Effective Date, subject to Employee’s continued full-time employment by the Company on the relevant vesting dates. The Option shall be subject to the terms and conditions of the 1996 Plan and the Nonqualified Stock Option Letter Agreement in the form most recently approved by the Compensation Committee for grants to executive officers (the “Stock Option Agreement”); provided, however, that notwithstanding the foregoing, in the event of a conflict between the terms and conditions of the Stock Option Agreement and this Agreement, the terms and conditions of this Agreement shall prevail.

(f) Restricted Stock Units. On the Effective Date, the Executive shall be granted 20,000 restricted stock units (the “RSU Grant”). Subject to the accelerated vesting provisions set forth herein, the RSU Grant shall vest as to one-third of the shares subject thereto on the one-year anniversary of the Effective Date and shall vest ratably in six-month increments thereafter over the two-year period commencing on the one-year anniversary of the Effective Date, subject to Employee’s continued full-time employment by the Company on the relevant vesting dates. The RSU Grant shall be subject to the terms and conditions of the 1996 Plan and the Restricted Stock Unit Letter Agreement in the form most recently approved by the Compensation Committee for grants to executive officers (the “Restricted Stock Unit Agreement”); provided, however, that notwithstanding the foregoing, in the event of a conflict between the terms and conditions of the Restricted Stock Unit Agreement and this Agreement, the terms and conditions of this Agreement shall prevail.

6.	Termination of Employment

(a) General Provisions. This Agreement and the Executive’s employment with the Company may be terminated by either the Executive or the Company at will at any time with or without Cause; provided, however, that the parties’ rights and obligations upon such termination during the Agreement Term shall be as set forth in applicable provisions of this Agreement; and provided, further, that Section 6(d) provides for payments in the event of certain terminations of employment after the expiration of the Agreement Term.

(b) Any Termination by Company or Executive. In the event of any termination of Executive’s employment with the Company, whether by the Company or by the Executive, (i) the Company shall pay the Executive any unpaid Base Salary due for periods prior to the date of termination of employment (“Termination Date”); (ii) the Company shall pay the Executive any unpaid bonus compensation pursuant to Section 5(b), to the extent earned through the Termination Date; (iii) the Company shall pay the Executive all of the Executive’s accrued and unused “paid time off” (PTO), if any, through the Termination Date; and (iv) following submission of proper expense reports by the Executive, the Company shall reimburse the Executive for all expenses reasonably and necessarily incurred by the Executive in connection with the business of the Company through the Termination Date (collectively, the “Accrued Obligations”). The Accrued Obligations shall be paid promptly upon termination and within the period of time mandated by applicable law (but, in any event, within 30 days after the Termination Date). The Accrued Obligations paid or provided pursuant to this Section 6(b) shall be in addition to the payments and benefits, if any, to be provided to the Executive upon her termination of employment pursuant to Section 6(c), 6(d), 6(e), or 6(f). Except as expressly stated above or as required by law or this Agreement, the Executive shall receive no further compensation in any form other than as set forth in this Section 6(b).

(c) Termination by Company Without Cause or Constructive Termination. If, other than in connection with a Company Transaction as described in Section 6(d), the Executive’s employment with the Company is terminated by the Company without Cause or the Executive terminates employment with the Company under circumstances constituting a Constructive Termination, then subject to Section 6(g), the Executive shall receive the following payments and benefits:

(i) a severance payment in an amount equal to one times the Executive’s Base Salary in effect as of the Termination Date (less applicable withholding taxes), which amount shall be payable in a single lump sum on the first payroll date that is at least 60 days following the Termination Date (but, in any event, by no later than March 15 of the calendar year immediately following the calendar year that includes the Termination Date), in accordance with Section 13(b)(ii); and

(ii) a lump-sum payment in an amount equal to (A) the monthly COBRA premium in effect under the Company’s group health plan as of the Termination Date for the coverage in effect under such plan for the Executive (and the Executive’s spouse and dependent children) on such date multiplied by (B) 12, which amount shall be payable in a single lump sum on the first payroll date that is at least 60 days following the Termination Date (but, in any event, by no later than March 15 of the calendar year immediately following the calendar year that includes the Termination Date), in accordance with Section 13(b)(ii).

Notwithstanding any provision to the contrary in any Company equity compensation plan or any outstanding equity award agreement, if, during the Agreement Term, the Executive terminates employment with the Company under circumstances described in this Section 6(c), there shall be no acceleration of vesting or exercisability of any outstanding equity awards or extension of any option post-termination exercise period.

For the avoidance of doubt, under no circumstances will the Executive be entitled to payments and benefits under both this Section 6(c) and Section 6(d).

(d) Termination of Employment in Connection With a Company Transaction. If the Company terminates the Executive’s employment without Cause or the Executive terminates employment with the Company for Good Reason (1) on the day of or during the 12-month period immediately following the consummation of a Company Transaction or (2) during the 2-month period prior to the consummation of a Company Transaction but at the request of any third party participating in or causing the Company Transaction or otherwise in connection with the Company Transaction, then subject to Section 6(g), the Executive shall receive the following payments and benefits:

(i) a severance payment in an amount equal to one times the Executive’s Base Salary in effect as of the Termination Date and her then current Target Bonus amount (in each case less applicable withholding taxes), which amount shall be payable in a single lump sum on the first payroll date that is at least 60 days following the Termination Date (but, in any event, by no later than March 15 of the calendar year immediately following the calendar year that includes the Termination Date), in accordance with Section 13(b)(ii);

(ii) a lump-sum payment in an amount equal to (A) the monthly COBRA premium in effect under the Company’s group health plan as of the Termination Date for the coverage in effect under such plan for the Executive (and the Executive’s spouse and dependent children) on such date multiplied by (B) 12, which amount shall be payable in a single lump sum on the first payroll date that is at least 60 days following the Termination Date (but, in any event, by no later than March 15 of the calendar year immediately following the calendar year that includes the Termination Date), in accordance with Section 13(b)(ii); and

(iii) notwithstanding any provision to the contrary in any applicable equity compensation plan or any outstanding equity award agreement, the treatment of the Executive’s outstanding equity awards shall be governed solely by the following provisions: (A) all of the Executive’s then-outstanding equity awards shall fully vest and all restrictions thereon shall lapse and (B) to the extent vested (including as a result of the acceleration provided under this Section 6(d)(iii)), all of the Executive’s outstanding stock options shall remain exercisable until the first to occur of 12 months following the Termination Date and each such stock option’s original expiration date.

If a Company Transaction is consummated prior to the expiration of the Agreement Term, this Section 6(d) shall apply to a termination of the Executive’s employment by the Company without Cause or by the Executive for Good Reason during the 12-month period immediately following the consummation of the Company Transaction even if such 12-month period extends past the expiration of the Agreement Term. Moreover, notwithstanding the expiration of the Agreement Term, if a Company Transaction is consummated within two months after the expiration of the Agreement Term, then this Section 6(d) shall apply to a termination of the Executive’s employment by the Company without Cause or by the Executive for Good Reason (i) on the day of or during the 12-month period immediately following the consummation of the Company Transaction or (ii) during the 2-month period prior to the consummation of the Company Transaction but at the request of any third party participating in or causing the Company Transaction or otherwise in connection with the Company Transaction.

For the avoidance of doubt, the payments and benefits described under this Section 6(d) and the Accrued Obligations shall be the only payments and benefits to which the Executive is entitled in the event that the Executive’s employment terminates under this Section 6(d).

(e) Death. In the event of the Executive’s death while employed hereunder, and subject to Section 6(g), the Executive’s beneficiary (or such other person(s) specified by will or the laws of descent and distribution) shall be entitled to receive a lump-sum payment in an amount equal to three months’ Base Salary in effect as of the Termination Date (less applicable withholding taxes), which amount shall be payable in a single lump sum on the first payroll date that is at least 60 days following the Termination Date (but, in any event, by no later than March 15 of the calendar year immediately following the calendar year that includes the Termination Date), in accordance with Section 13(b)(ii).

(f) Disability. In the event of the Executive’s termination of employment with the Company due to Disability, and subject to Section 6(g), the Executive shall be entitled to receive a lump-sum payment in an amount equal to six months Base Salary in effect as of the Termination Date (less applicable withholding taxes), which amount shall be payable in a single lump sum on the first payroll date that is at least 60 days following the Termination Date (but, in any event, by no later than March 15 of the calendar year immediately following the calendar year that includes the Termination Date), in accordance with Section 13(b)(ii).

(g) Release and Other Conditions. The payments and benefits described in Sections 6(c) through 6(f) are expressly conditioned on (i) the Executive (or, in the case of the Executive’s death, the Executive’s representative) signing and delivering (and not revoking thereafter) a Release to the Company (which, in the case of the Executive’s death, also releases any claims by the Executive’s estate or survivors), which Release is executed, delivered and effective no later than 60 days following the Termination Date and (ii) the Executive continuing to satisfy any obligations to the Company under this Agreement, the Release and the Additional Employee Agreements that are incorporated herein by reference, and any other agreement(s) between the Executive and the Company. In the event the Release described in Section 6(g)(i) is not executed, delivered and effective by the 60th day after the Termination Date, none of such payments or benefits shall be provided to the Executive.

7.	Section 280G

(a) Amount of Payments and Benefits. Notwithstanding anything to the contrary herein, in the event that the Executive becomes entitled to receive or receives any payments, options, awards or benefits (including, without limitation, the monetary value of any noncash benefits and the accelerated vesting of equity-based awards) under this Agreement or under any other plan, agreement or arrangement with the Company or any person affiliated with the Company (collectively, the “Payments”), that may separately or in the aggregate constitute “parachute payments” within the meaning of Section 280G of the Code and the Treasury Regulations promulgated thereunder (or any similar or successor provision) (collectively, “Section 280G”) and it is determined that, but for this Section 7(a), any of the Payments will be subject to any excise tax pursuant to Section 4999 of the Code or any similar or successor provision (the “Excise Tax”), the Company shall pay to the Executive either (i) the full amount of the Payments or (ii) an amount equal to the Payments, reduced by the minimum amount necessary to prevent any portion of the Payments from being an “excess parachute payment” (within the meaning of Section 280G) (the “Capped Payments”), whichever of the foregoing amounts results in the receipt by the Executive, on an after-tax basis, of the greatest amount of Payments notwithstanding that all or some portion of the Payments may be subject to the Excise Tax. For purposes of determining whether the Executive would receive a greater after-tax benefit from the Capped Payments than from receipt of the full amount of the Payments, (i) there shall be taken into account any Excise Tax and all applicable federal, state and local taxes required to be paid by the Executive in respect of the receipt of such payments and (ii) such payments shall be deemed to be subject to federal income taxes at the highest rate of federal income taxation applicable to individuals that is in effect for the calendar year in which the payments and benefits are to be paid, and state and local income taxes at the highest rate of taxation applicable to individuals in the state and locality of the Executive’s residence on the effective date of the relevant transaction described under Section 280G(b)(2)(A)(i) of the Code, net of the maximum reduction in federal income taxes that could be obtained from deduction of such state and local taxes (as determined by assuming that such deduction is subject to the maximum limitation applicable to itemized deductions under Section 68 of the Code and any other limitations applicable to the deduction of state and local income taxes under the Code).

(b) Computations and Determinations. All computations and determinations called for by this Section 7 shall be made by an independent accounting firm or independent tax counsel appointed by the Company (the “Tax Counsel”), and all such computations and determinations shall be conclusive and binding on the Company and the Executive. For purposes of such calculations and determinations, the Tax Counsel may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Tax Counsel shall submit its determination and detailed supporting calculations to both the Executive and the Company within 15 days after receipt of a notice from either the Company or the Executive that the Executive may receive payments which may be considered “parachute payments.” The Company and the Executive shall furnish to the Tax Counsel such information and documents as the Tax Counsel may reasonably request in order to make the computations and determinations called for by this Section 7. The Company shall bear all costs that the Tax Counsel may reasonably incur in connection with the computations and determinations called for by this Section 7.

(c) Reduction Methodology. In the event that Section 7(a) applies and a reduction is required to be applied to the Payments thereunder, the Payments shall be reduced by the Company in its reasonable discretion in the following order: (i) reduction of any Payments that are subject to Section 409A on a pro-rata basis or such other manner that complies with Section 409A, as determined by the Company, and (ii) reduction of any Payments that are exempt from Section 409A.

8.	No Impediment to Agreement

The Executive hereby represents to the Company that the Executive is not, as of the date hereof, and will not be, during the Executive’s employment with the Company, employed under contract, oral or written, by any other person, firm or entity, and is not and will not be bound by the provisions of any restrictive covenant or confidentiality agreement that would constitute an impediment to, or restriction upon, the Executive’s ability to enter this Agreement and to perform the duties of the Executive’s employment.

9.	Additional Employee Agreements

The Additional Employee Agreements are incorporated herein by reference. The Additional Employee Agreements shall survive the termination of this Agreement and/or the Executive’s employment with the Company.

10.	Arbitration

(a) Executive agrees that any dispute and/or claim between the Company (including without limitation its officers, directors, employees agents or shareholders and its subsidiaries) and Executive that underlies, relates to and/or results from Executive’s employment relationship with the Company or the termination of that relationship or any of the terms of this Agreement, including the Additional Employee Agreements, that cannot be resolved by mutual agreement of the Company and Executive will be submitted to final, binding arbitration to the maximum extent permitted by law in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association that are then in effect. This arbitration provision includes, but is not limited to, claims of wrongful discharge, infliction of emotional distress, breach of contract (including breach of this Agreement), breach of any covenant of good faith and fair dealing, and claims of retaliation and/or discrimination in violation of any local, state or federal law. Examples of such laws include Title VII of the Civil Rights Act of 1964; the Age Discrimination in Employment Act of 1967; the Americans with Disabilities Act of 1990; the Family and Medical Leave Act of 1993; RCW Chapter 49.60, and all amendments to each such Act as well as the regulations issued thereunder. This arbitration provision does not affect Executive’s right to pursue worker’s compensation or unemployment compensation benefits for which she may be eligible in accordance with state law, nor does it affect Executive’s right to file and/or to cooperate in the investigation of an administrative charge of discrimination.

(b) Notwithstanding this arbitration provision, either Executive or the Company may apply to any court of competent jurisdiction for a temporary restraining order, preliminary injunction, or other interim or conservatory relief, as necessary, without breach of this Agreement and without abridgement of the powers of the arbitrator.

(c) The Company, as further consideration for Executive’s agreement to arbitrate covered disputes, agrees to pay for the arbitrator’s fees and other costs directly associated with the arbitration that would not otherwise be charged if the parties pursued civil litigation in court

11.	Successors; Personal Services

The services and duties to be performed by the Executive hereunder are personal and may not be assigned or delegated. This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns, and the Executive and the Executive’s heirs and representatives.

12.	Notices

Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. In the case of the Executive, mailed notices shall be addressed to the Executive at the home address the Executive most recently communicated to the Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its General Counsel.

13.	Section 409A

(a) The parties intend that this Agreement and the payments and benefits provided hereunder be exempt from the requirements of Section 409A, to the maximum extent possible, whether pursuant to the short-term deferral exception described in Treasury Regulation Section 1.409A-1(b)(4), the involuntary separation pay plan exception described in Treasury Regulation Section 1.409A-1(b)(9)(iii), or otherwise. To the extent Section 409A is applicable to this Agreement, the parties intend that this Agreement and any payments and benefits thereunder comply with the deferral, payout and other limitations and restrictions imposed under Section 409A. Notwithstanding anything herein to the contrary, this Agreement shall be interpreted, operated and administered in a manner consistent with such intentions.

(b) Without limiting the generality of the foregoing, and notwithstanding any other provision of this Agreement to the contrary:

(i) if the Executive is deemed on the date of termination to be a “specified employee” within the meaning of that term under Section 409A, then with regard to any payment that is considered a “deferral of compensation” under Section 409A payable on account of a “separation from service,” such payment shall be made on the date which is the earlier of (A) the date that is six months and one day after the date of such “separation from service” of the Executive and (B) the date of the Executive’s death (the “Delay Period”), to the extent required under Section 409A. Within ten business days following the expiration of the Delay Period, all payments delayed pursuant to this Section 13(b)(i) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid to the Executive in a lump sum, and all remaining payments due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for those payments in this Agreement;

(ii) to the extent that any payments or benefits under this Agreement are conditioned on a Release, if the Release is executed and delivered by the Executive to the Company and becomes irrevocable and effective within the specified 60-day post-termination period, then, subject to Section 13(b)(i) and to the extent not exempt under Section 409A, such payments or benefits shall be made or commence on the first payroll date after the date that is 60 days after the Termination Date (but, in any event, by no later than March 15 of the calendar year immediately following the calendar year that includes the Termination Date). If a payment or benefit under this Agreement is conditioned on a Release and such Release is not executed, delivered and effective by the 60th day after the Termination Date, such payment or benefit shall not be paid or provided to the Executive;

(iii) all expenses or other reimbursements under this Agreement shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by the Executive (provided that if any such reimbursements constitute taxable income to the Executive, such reimbursements shall be paid no later than March 15 of the calendar year following the calendar year in which the expenses to be reimbursed were incurred). No such reimbursement or expenses eligible for reimbursement in any taxable year shall in any way affect the expenses eligible for reimbursement in any other taxable year, and the Executive’s right to reimbursement shall not be subject to liquidation in exchange for any other benefit;

(iv) for purposes of Section 409A, the Executive’s right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within 30 days”), the actual date of payment within the specified period shall be within the sole discretion of the Company;

(v) in no event shall any payment under this Agreement that constitutes a “deferral of compensation” for purposes of Section 409A be offset by any other payment pursuant to this Agreement or otherwise; and

(vi) to the extent required for purposes of compliance with Section 409A, termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A, and for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.”

(c) The Company and the Executive agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions that may be necessary, appropriate, or desirable to avoid imposition of additional tax or income recognition on the Executive under Section 409A, in each case to the maximum extent permitted. Notwithstanding any provision of this Agreement to the contrary, (i) in no event will the Company be liable for any additional tax, interest or penalty that may be imposed on the Executive by Section 409A or damages for failing to comply with Section 409A and (ii) the Executive acknowledges and agrees that the Executive will not have any claim or right of action against the Company or any of its employees, officers, directors or agents in the event it is determined that any payment or benefit provided hereunder does not comply with Section 409A.

14.	Miscellaneous Provisions

(a) Waiver. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by the Executive and by an authorized officer of the Company (other than the Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(b) Entire Agreement. This Agreement (including exhibits) shall supersede and replace all prior agreements or understandings relating to the subject matter hereof, and no agreements, representations or understandings (whether oral or written or whether express or implied) that are not expressly set forth in this Agreement have been made or entered into by either party with respect to the relevant matters hereof. This Agreement may not be modified except expressly in a writing signed by both parties.

(c) Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the internal substantive laws of the State of Washington without reference to any choice of law rules.

(d) Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

(e) No Assignment of Benefits. The rights of any person to payments or benefits under this Agreement shall not be made subject to option or assignment, either by voluntary or involuntary assignment or by operation of law, in respect of bankruptcy, garnishment, attachment or other creditor’s process, and any action in violation of this Section 14(e) shall be void.

(f) No Duty to Mitigate. The Executive shall not be required to mitigate the amount of any payment contemplated by this Agreement, nor shall any such payment be reduced by any earnings that the Executive may receive from any other source.

(g) Employment Taxes. All payments made pursuant to this Agreement will be subject to withholding of all applicable income, employment and other taxes.

(h) Assignment by Company. The Company may assign its rights under this Agreement to an affiliate (as defined under the Exchange Act), and an affiliate may assign its rights under this Agreement to another affiliate of the Company or to the Company. In the case of any such assignment, the term “Company” when used in a section of this Agreement shall mean the corporation that actually employs the Executive.

(i) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the day and year first above written.

INFOSPACE, INC.

By:	/s/ William Ruckelshaus
Name:	William J. Ruckelshaus
Title:	President and Chief Executive Officer

2nd STORY SOFTWARE, INC.

By:	/s/ Linda Schoemaker
Name:	Linda Schoemaker
Title:	General Counsel & Secretary

EXECUTIVE:

/s/ JoAnn Kintzel
JoAnn Kintzel

EXHIBIT A

GENERAL RELEASE OF ALL CLAIMS

This General Release and Waiver of Claims (this “Release”) is executed by JoAnn Kintzel (“Executive”) as of the date set forth below, and will become effective as of the “Effective Date” as defined below. This Release is in consideration of severance benefits to be paid to Executive by Infospace, Inc., a Delaware corporation (the “Company”) pursuant to Amended and Restated Employment Agreement between Executive and the Company dated as of January 31, 2012 (the “Employment Agreement”). Execution of this Release without revocation by Executive will satisfy the requirement, set forth in Section 6(g) of the Employment Agreement, that Executive execute a general release and waiver of claims in order to receive severance benefits pursuant to the Employment Agreement.

1.	Termination of Employment

Executive acknowledges that her employment with the Company and any of its subsidiaries (collectively, the “Company Group”) and any and all appointments he held with any member of the Company Group, whether as officer, director, employee, consultant, agent or otherwise, terminated as of                     (the “Termination Date”). Effective as of the Termination Date, Executive has not had or exercised or purported to have or exercise any authority to act on behalf of the Company or any other member of the Company Group, nor will Executive have or exercise or purport to have or exercise such authority in the future.

2.	Waiver and Release

(a)

Executive, for and on behalf herself and her heirs and assigns, hereby waives and releases any common law, statutory or other complaints, claims, charges or causes of action arising out of or relating to Executive’s employment or termination of employment with, or Executive’s serving in any capacity in respect of any member of the Company Group (collectively, “Claims”). The Claims waived and released by this Release include any and all Claims, whether known or unknown, whether in law or in equity, which Executive may now have or ever had against any member of the Company Group or any shareholder, employee, officer, director, agent, attorney, representative, trustee, administrator or fiduciary of any member of the Company Group (collectively, the “Company Releasees”) up to and including the date of Executive’s execution of this Agreement. The Claims waived and released by this Release include, without limitation, any and all Claims arising out of Executive’s employment with the Company Group under, by way of example and not limitation, the Age Discrimination in Employment Act of 1967 (“ADEA”, a law which prohibits discrimination on the basis of age against persons age 40 and older), the National Labor Relations Act, the Civil Rights Act of 1991, the Americans With Disabilities Act of 1990, Title VII of the Civil Rights Act of 1964, the Employee Retirement Income Security Act of 1974, the Family Medical Leave Act, the Securities Act of 1933, the Securities Exchange Act of 1934, and the Washington Law Against Discrimination, all as

amended, and all other federal, state and local statutes, ordinances, regulations and the common law, and any and all Claims arising out of any express or implied contract, except as described in Paragraphs 2(b) and 2(c) below.

(b)	The waiver and release set forth in this Section 2 is intended to be construed as broadly and comprehensively as applicable law permits. The waiver and release shall not be construed as waiving or releasing any claim or right that as a matter of law cannot be waived or released, including Executive’s right to file a charge with the Equal Employment Opportunity Commission or other government agency; however, Executive waives any right to recover monetary remedies and agrees that he will not accept any monetary remedy as a result of any such charge or as a result of any legal action taken against the Company by any such agency.

(c)	Notwithstanding anything else in this Release, Executive does not waive or release claims with respect to:

(i)	Executive’s entitlement, if any, to severance benefits pursuant to the Employment Agreement;

(ii)	vested benefits or payments specifically to be provided to the Executive pursuant to the Employment Agreement or any Company employee benefit plans or policies;

(iii)	indemnification pursuant to any applicable provision of the Company’s Bylaws or Certificate of Incorporation, as amended, pursuant to any written indemnification agreement between the Executive and the Company, or pursuant to applicable law;

(iv)	any claims which the Executive may have solely by virtue of the Executive’s status as a shareholder of the Company

(v)	unemployment compensation to which Executive may be entitled under applicable law.

(d)	Executive represents and warrants that she is the sole owner of the actual or alleged Claims that are released hereby, that the same have not been assigned, transferred, or disposed of in fact, by operation of law, or in any manner, and that she has the full right and power to grant, execute and deliver the releases, undertakings, and agreements contained herein.

(e)	Executive represents that she has not filed any complaints, charges or lawsuits against the Company with any governmental agency or any court based on Claims that are released and waived by this Release.

3.	No Admission of Wrongdoing

This Release shall not be construed as an admission by either party of any wrongful or unlawful act or breach of contract.

4.	Binding Agreement; Successors and Assigns

This Release binds Executive’s heirs, administrators, representatives, executors, successors, and assigns, and will inure to the benefit of the respective heirs, administrators, representatives, executors, successors, and assigns of any person or entity as to whom the waiver and release set forth in Section 2 applies.

5.	Other Agreements

This Release does not supersede or modify in any way Executive’s continuing obligations pursuant to the Employment Agreement (including Exhibit B thereto) or the dispute resolution provisions of the Employment Agreement (including Exhibit B thereto).

6.	Knowing and Voluntary Agreement; Consideration and Revocation Periods

(a)	Executive acknowledges that she has been given twenty-one (21) calendar days from the date of receipt of this Release to consider all of the provisions of this Release and that if she signs this Release before the 21-day period has ended she knowingly and voluntarily waives some or all of such 21-day period.

(b)	Executive represents that (i) she has read this Release carefully, (ii) she has hereby been advised by the Company to consult an attorney of her choice and has either done so or voluntarily chosen not to do so, (iii) she fully understands that by signing below he is giving up certain rights which he might otherwise have to sue or assert a claim against any of the Company Releasees, and (iv) she has not been forced or pressured in any manner whatsoever to sign this Release, and agrees to all of its terms voluntarily.

(c)	Executive shall have seven (7) calendar days from the date of her execution of this Release (the “Revocation Period”) in which he may revoke this Release. Such revocation must be in writing and delivered, prior to the expiration of the Revocation Period, to the attention of the Company’s Chief Executive Officer at the Company’s then-current headquarters address. If Executive revokes this Release during the Revocation Period, then the Release shall be null and void and without effect.

7.	Effective Date

The Effective Date of this Release will be day after the Revocation Period expires without revocation by Executive.

IN WITNESS WHEREOF, Executive has executed this Release as of the date indicated below.

Dated: